

Mail Stop 3561

April 18, 2017

Via E-mail
Mr. Oscar Gonzalez Rocha
Chief Executive Officer
Southern Copper Corporation
1440 E Missouri Ave, Suite 160
Phoenix, AZ 85014

     Re: **Southern Copper Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed March 1, 2017
               Form 8-K Filed February 1, 2017
               File No. 001-14066

Dear Mr. Gonzalez Rocha:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Note 2 – Summary of Significant Accounting Policies
Inventories, page 108

1.   Please expand your disclosure to clarify the nature of costs capitalized within inventory. Specifically address whether depreciation, depletion and amortization are included in the carrying value of your inventory.

Form 8-K filed February 1, 2017

Exhibit 99.1 – Press release… dated January 31, 2017, furnished pursuant to Item 2.02

2.   We note you have not included the reconciliations of your non-GAAP measures Operating Cash Cost and EBITDA to the most comparable GAAP measures within your

filing, but instead have provided a URL address at which those reconciliations can be found. Please modify your presentation to include the required reconciliations of your non-GAAP measures within your filing. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the general rules regarding disclosure of Non-GAAP financial measures outlined in Regulation G.

3.   Within your press release, your non-GAAP measures of EBITDA and operating cash cost precede their most directly comparable GAAP measures of net income and cost of sales, respectively. Please modify your disclosure to present the most directly comparable GAAP measure with equal or greater prominence than the non-GAAP measure. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

4.   It appears your operating cash cost per pound non-GAAP measure is net of by-product revenues. Please revise the title of this measure to clarify that this amount is net of by-product revenues.

5.   Your computation of "EBITDA" appears to include adjustments to earnings other than interest, taxes, depreciation and amortization. Accordingly, please modify your title of this measure to "Adjusted EBITDA" or other similar title. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 103.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining